Cybin Announces Positive CYB004 Data Demonstrating Significant Advantages Over Intravenous and Inhaled DMT

- Delivery of CYB004 via inhalation showed significant advantages over intravenously administered dimethyltryptamine (“IV DMT”) in preclinical studies -
-- Rapid onset, longer duration of action and similar low variability achieved with single inhalation of CYB004 compared with IV DMT –
- Inhaled CYB004 demonstrated more than 40% improved bioavailability over inhaled DMT -

TORONTO, CANADA – April 13, 2022 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (Cybin or the Company), a biopharmaceutical company focused on progressing “Psychedelics to TherapeuticsTM”, today announced positive preclinical data from a pharmacokinetic study evaluating its proprietary deuterated dimethyltryptamine (DMT) molecule, CYB004, delivered via inhalation. Specifically, inhaled CYB004 demonstrated significant advantages over both IV DMT and inhaled DMT, including longer duration of action, and improved bioavailability. The study also demonstrated that inhaled CYB004 showed a similar onset of effect and dose profile to IV DMT. These data may support the potential for inhalation as a viable and well-controlled delivery system of therapeutic psychedelics. Cybin is currently developing CYB004 for the treatment of anxiety disorders.

“In many studies, DMT has shown to be a promising and effective psychedelic for the treatment of mental health issues. However, known side effects like disorientation and anxiety and its mode of administration have historically hindered its use and availability. CYB004 via inhalation may solve these challenges and finally support a clinical path forward for this important therapeutic. As part of Cybin’s overall mission to create safe and effective psychedelic-based therapeutics, inhaled CYB004 is being developed to potentially overcome the limitations of IV DMT and become an important treatment option for anxiety disorders for patients and physicians,” said Doug Drysdale, Chief Executive Officer of Cybin.

Based on preclinical results, inhaled CYB004 demonstrated:
•Approximately 2000% improved bioavailability compared with orally administered DMT, which is known to have limited to no oral bioavailability
•Approximately 41% improved bioavailability compared with inhaled DMT
•Approximately 300% longer duration of effect when compared with IV DMT, indicating potential to extend therapeutic window
•Rapid onset of effect and similar low variability equivalent to IV DMT

“Cybin’s approach to psychedelic drug development enables the control of many biological factors, including improving the way a drug is metabolized and managing some adverse effects.
In its natural form, DMT is unstable and not orally bioavailable. Based on these preclinical studies, we believe CYB004 has the potential to overcome these issues. These results also provide strong evidence that an inhaled delivery mode may be able to address the limitations of IV DMT and could be widely applicable to a variety of psychedelics,” concluded Drysdale.

The Company plans to submit a regulatory filing for a pilot study in the second quarter of 2022 and to initiate the pilot study in the third quarter of 2022.

CYB004 is a new chemical entity for which a patent was issued by the U.S. Patent and Trademark Office in February 2022.  The allowed claims include a range of deuterated forms of DMT and 5-MeO-DMT. The composition of matter patent is expected to expire in 2041 before consideration of any patent term extensions.

The Company also recently announced that the World Intellectual Property Organization published an international patent application covering a range of inhalation delivery methods across multiple psychedelic molecules, including inhaled CYB004, further strengthening its intellectual property portfolio of psychedelic-based programs.

About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, United Kingdom and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Cautionary Notes and Forward-Looking Statements
Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”,

“project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the Company’s proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens to potentially treat psychiatric disorders.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company's management's discussion and analysis for the period ended December 31, 2021 and the Company's listing statement dated November 9, 2020, which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives deuterated dimethyltryptamine or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives, deuterated dimethyltryptamine or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contacts:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
leah@cybin.com